

Annual Report
on Form 20-F
2022









As filed with the Securities and Exchange Commission on February 23, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-13334

RELX PLC
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organisation)

1-3 Strand, London WC2N 5JR, England
(Address of principal executive offices)

Henry Udow
Company Secretary
RELX PLC
1-3 Strand, London WC2N 5JR, England
+44 20 7166 5500
henry.udow@relx.com
(Name, telephone, e-mail and/or facsimile number and address of
Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American Depositary Shares (each representing one RELX PLC ordinary share)	RELX	New York Stock Exchange
Ordinary shares of 14 51/116p each (the "RELX PLC ordinary shares")		New York Stock Exchange*
3.500% Guaranteed Notes due 2023	RELX/23	New York Stock Exchange
1.300% Guaranteed Notes due 2025	RELX/25	New York Stock Exchange
4.000% Guaranteed Notes due 2029	RELX/29	New York Stock Exchange
3.000% Guaranteed Notes due 2030	RELX/30	New York Stock Exchange
4.750% Guaranteed Notes due 2032	RELX/32	New York Stock Exchange

*   Listed, not for trading, but only in connection with the listing of the applicable Registrant's American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2022:

	Number of outstanding shares
Ordinary shares of 14 51/116p each	1,909,526,620

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or an emerging growth company. See definition of "accelerated filer," "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

US GAAP ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board ☑   Other ☐

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☑

Auditor Firm Id : 01438	Auditor Name : Ernst & Young LLP	Auditor Location : London, United Kingdom

TABLE OF CONTENTS

*   The registrant has responded to Item 18 in lieu of responding to this Item.

THIS PAGE INTENTIONALLY BLANK

GENERAL

RELX PLC is a public limited company, and owns all of the Group.

As used in this Annual Report on Form 20-F, the terms "Group", "RELX", "we", "our" or "us" refer collectively to RELX PLC and its subsidiaries, associates and joint ventures. For dates and periods ended before the corporate simplification on September 8, 2018, such terms refer collectively to RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures. Additional terms are defined in the Glossary of Terms on pages S-1 and S-2.

In this Annual Report on Form 20-F, references to US dollars, $ and ¢ are to US currency; references to sterling, £, pound sterling, pence or p are to UK currency; references to euro and € are to the currency of the European Economic and Monetary Union.

Statements regarding our competitive position included herein were obtained from internal surveys, market research, publicly available information and industry publications. While we believe that the market research, publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

This document contains references to the RELX website, either within the document or incorporated by reference. Information not specifically stated as being incorporated by reference to the RELX website or any other website referenced is not incorporated into this document and should not be considered part of this document.

Pursuant to Rule 12b-23(a) of the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain information in this Annual Report on Form 20-F is being incorporated by reference to the RELX Annual Report and Financial Statements 2022 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2022 are not deemed to be filed as part of this Annual Report on Form 20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains a number of forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act, with respect to, among others:

- our financial condition;

- our results of operations;

- our competitive positions;

- the features and functions of and markets for the products and services we offer; and

- our business plans and strategies.

We consider any statements that are not historical facts to be "forward-looking statements". These statements are based on the current expectations of the management of the Group and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward-looking statement. These differences could be material; therefore, you should evaluate forward-looking statements in light of various important factors, including those set forth or incorporated by reference in this Annual Report on Form 20-F.

Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

- compromises of our cyber security systems or other unauthorised access to our databases;

- regulatory and other changes regarding the collection or use of third-party content and data;

- changes in law and legal interpretation affecting our intellectual property rights and internet communications;

- current and future geopolitical, economic and market conditions;

- changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism;

- changes in tax laws and uncertainty in their application;

- changes in the payment model for our scientific, technical and medical research products;

- competitive factors in the industries in which we operate and demand for our products and services;

- failure of third parties to whom we have outsourced business activities;

- breaches of generally accepted ethical business standards or applicable laws;

- significant failure or interruption of our systems;

- our inability to realise the future anticipated benefits of acquisitions;

- our inability to retain high-quality employees and management;

- exchange rate fluctuations;

- adverse market conditions or downgrades to the credit ratings of our debt;

- changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

- failure to comply with settlement orders by the US Federal Trade Commission ("FTC"); and

- other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission (the "SEC"), including the risks described in "Item 3: Key Information — Risk Factors".

The terms "outlook", "estimate", "forecast", "project", "plan", "intend", "expect", "should", "could", "will", "believe", "trends" and similar expressions may indicate a forward-looking statement. Forward-looking statements are found at various places throughout this Annual Report on Form 20-F and the other information incorporated by reference in this Annual Report on Form 20-F.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 20-F or to reflect the occurrence of unanticipated events.

PART I

ITEM 3: KEY INFORMATION

RISK FACTORS

The principal and emerging risks facing our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

Compromises of our cyber security systems and other unauthorised access to our databases, could adversely affect our business and operations.

Our business maintains and uses online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware and phishing attacks on us or our third-party service providers.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users' data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers' systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Regulatory changes regarding the collection and use of third-party information by us or compromises of our data privacy controls and other unauthorised access to our databases, could adversely affect our business and operations.

Our business relies extensively on content and data from public records, governmental authorities, publicly available information and media, customers, end-users and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and utilise data, potentially affecting the effectiveness of our products. Failure or perceived failure to comply with requirements for proper collection, use, storage and transfer of data, by ourselves, or our third-party service providers, or other data loss incidents may damage our reputation, divert time and effort of management and other resources, and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

Current and future geopolitical, economic and market conditions, and dislocations beyond our control may adversely affect demand for our products and services.

Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest, political conflicts and tensions, international sanctions, the impact of the effect of changes in inflation and interest rates in major economies, trading relations between the United States, Europe, China and other major economies, as well as levels of government and private funding for our markets.

Changes in economic cycles, communicable disease epidemics, severe weather events, natural disasters, terrorism, and lack of venues may impact our ability to organise events.

Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and assignment of venues to alternative uses. Each or any of these may impact exhibitors' and visitors' desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation. For example, containment measures, such as quarantines or other travel restrictions and site closures, relating to the Covid-19 pandemic have had and may continue to have a significant impact on face-to-face events in our Exhibitions business with ongoing changing government restrictions on in-person events, particularly in China.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our business operates globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws that currently apply to our business may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Changes in the payment model for our scientific, technical and medical primary research products or alternative publication channels for our content could adversely affect our operations.

Traditionally our Scientific, Technical & Medical (STM) primary research content publishing business has operated on a pay to read model, where readers or their institutions, as users of the content pay, and authors publish for free. Over time, an alternative model has gained traction where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access. There is continued debate in government, academic and library communities, regarding the payment models and the extent to which research content should be freely available to read, either immediately on publication or in some form after a period following publication. Changes in customer choice or regulation in this area could adversely impact the mix and overall level of revenue generated by our primary research publishing business.

We operate in a highly competitive and dynamic environment that is subject to rapid change and cannot assure you that there will be continued demand for our products and services.

Our business is dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

Our business may be adversely affected by the failure of third parties to whom we have outsourced business activities.

Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition.

We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of data localisation regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

Breaches of generally accepted ethical business standards or applicable statutes concerning bribery, corruption, fraud, sanctions and competition could adversely affect our reputation and financial condition.

As a global provider of professional information solutions we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

A significant failure or interruption of our electronic delivery platforms, networks, distribution systems or infrastructure could adversely affect our business and operations.

Our business is dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. Our operations could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, or interruption. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.

We may not realise all of the future anticipated benefits of acquisitions.

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.

We may be unable to implement and execute our strategic and business plans if we cannot recruit and retain skilled employees and management.

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.

Fluctuations in exchange rates may affect our results.

The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Market conditions and credit ratings may affect the availability and cost of funding.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short- and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our business.

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the United Kingdom and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme's investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

Our business, operations and reputation could be adversely affected by a failure to comply with FTC settlement orders.

We are subject to numerous and evolving laws and regulations designed to protect certain information and, through our Risk business in the United States, we are party to two consent orders and two subsequent related supplemental orders embodying settlements, regarding our compliance with US federal laws governing consumer information and security-related issues, including certain fraudulent data access incidents. Failure to comply with these orders could result in civil penalties and adversely affect our business, operations and reputation.

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a public limited company, incorporated in England under the UK Companies Act 2006 (as amended) (the "Companies Act").

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs over 35,000 people, over 40% of whom are in North America.

We operate in four major market segments: Risk; Scientific, Technical & Medical; Legal; and Exhibitions.

- Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency.

- Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance.

- Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes.

- Exhibitions combines industry expertise with data and digital tools to help customers connect digitally and face-to-face, learn about markets, source products and complete transactions.

Information on revenue by geographical market is set forth in note 2 to our consolidated financial statements under the heading "Revenue, operating profit and segment analysis" on page 168 to 171 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

	Revenue Year ended December 31,							
	2019		2020		2021		2022	
	(in millions, except percentages)							
Risk	£ 2,316	29 %	£ 2,417	34 %	£ 2,474	34 %	**£ 2,909**	**34 %**
Scientific, Technical & Medical	2,637	34	2,692	38	2,649	37	**2,909**	**34**
Legal	1,652	21	1,639	23	1,587	22	**1,782**	**21**
Exhibitions	1,269	16	362	5	534	7	**953**	**11**
Total	£ 7,874	100 %	£ 7,110	100 %	£ 7,244	100 %	**£ 8,553**	**100 %**

RISK

The information set forth under the headings 'Business Overview', 'Market opportunities', 'Strategic priorities' and 'Business model, distribution channels and competition' on pages 12 to 13 of the RELX Annual Report and Financial Statements 2022 is incorporated herein by reference to Exhibit 15.2.

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings 'Business Overview', 'Market opportunities', 'Strategic priorities' and 'Business model, distribution channels and competition' on pages 16 to 17 of the RELX Annual Report and Financial Statements 2022 is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings 'Business Overview', 'Market opportunities', 'Strategic priorities' and 'Business model, distribution channels and competition' on pages 20 to 21 of the RELX Annual Report and Financial Statements 2022 is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings 'Business Overview', 'Market opportunities', 'Strategic priorities' and 'Business model, distribution channels and competition' on pages 24 to 25 of the RELX Annual Report and Financial Statements 2022 is incorporated herein by reference to Exhibit 15.2.

ORGANISATIONAL STRUCTURE

RELX PLC is a publicly held entity with its shares listed on the London, Amsterdam and New York stock exchanges.

Trading on the New York Stock Exchange is in the form of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") issued by Citibank N.A., as depositary.

Subsidiaries, Associates, Joint Ventures and Business Units

A list of subsidiaries, associates, joint ventures and business units is included as Exhibit 8.0 to this Annual Report on Form 20-F.

HISTORY AND DEVELOPMENT

Introduction

RELX PLC was originally incorporated in 1903. In 1993, RELX PLC combined with RELX NV by contributing their respective businesses into two jointly owned companies. In 2015, the structure was simplified so that all of the businesses were owned by one jointly controlled company, RELX Group plc. In 2018, the structure was further simplified whereby RELX NV merged into RELX PLC to form a single parent company, RELX PLC. RELX PLC owns 100% of the shares in RELX Group plc, which in turn owns all of the operating businesses, subsidiaries and financing activities of the Group.

Material acquisitions and disposals

Total cash spent on acquisitions in the three years ended December 31, 2022, was £1,596 million. Cash spent on acquisitions (including debt in acquired businesses) in 2020 was £874 million, in 2021 was £262 million and in 2022 was £460 million, excluding borrowings in acquired businesses of £3 million in 2020, nil in 2021 and £3 million in 2022 and including deferred consideration of £5 million in 2020, £19 million in 2021 and £21 million in 2022 on past acquisitions and investments in joint ventures and associates of nil in 2020 and 2021 and £58 million in 2022. Spend on venture capital investments was £2 million in 2020, £8 million in 2021 and £8 million in 2022.

Net cash inflow from disposals after timing differences and separation and transaction costs was £29 million in 2020, £190 million in 2021 and £3 million in 2022.

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £364 million, £337 million and £436 million in 2020, 2021 and 2022, respectively. The majority of capital expenditure is incurred in the United States, the United Kingdom and the Netherlands. In 2022, there was continued investment in new products and related infrastructure. Further information on capital expenditure is included in notes 2, 14 and 16 to the consolidated financial statements under the headings

'Revenue, operating profit and segment analysis', 'Intangible assets' and 'Property, plant and equipment' on pages 168, 185 and 188 respectively of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Principal executive offices

The principal executive office of RELX PLC is located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive office of RELX PLC located in the United States is at 230 Park Avenue, New York, New York, 10169. Tel: +1 212 309 8100. Our internet address is www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Our agent in the United States is Kenneth Thompson II, Corporate General Counsel, RELX; kenneth.thompson@relx.com, 9443 Springboro Pike, B4/F5/S14, Miamisburg, Ohio, 45342.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 202 properties around the world as at December 31, 2022. The table below identifies the principal owned and leased properties in our property portfolio as at December 31, 2022.

Location	Principal use(s)	Floor space (square feet)
Owned properties		
Alpharetta, Georgia	Office and data centre	406,000
Oxford, England	Office	105,000
Leased properties		
Miamisburg, Ohio	Office and data centre	267,480
Sutton, England	Office	191,960
Amsterdam, Netherlands	Office	180,021
Raleigh, North Carolina	Office	120,000
Horsham, Pennslyvania	Office	120,000
New York, New York	Office	116,541

All of the above properties are substantially occupied by RELX.

No property owned or leased by us which is considered material to us taken as a whole is currently subject to liabilities relating to environmental regulations and none has major encumbrances.

INTELLECTUAL PROPERTY

Our products and services include and utilise intellectual property content delivered through a variety of media, including online, journals and books. We rely on trademark, copyright, patent, trade secret and other intellectual property laws, as well as in some cases licensing arrangements with third parties, to establish and protect our proprietary rights in these products and services.

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on individuals. Our businesses that provide such products and services are subject to increasing and evolving privacy, storage and transfer of data, data protection and consumer information laws and regulations, including US federal and state laws and regulations, UK laws and regulations, EU laws and regulations and laws and regulations of the EU member states. Our compliance obligations vary, and may include, among other things, reasonable data security programmes, submissions of regulatory reports, data localisation, providing individuals with certain notices and in some instances, limiting data or correcting inaccuracies in reports available through our products. From time to time, we respond in the ordinary course to inquiries and investigations from regulators who are charged with enforcing the laws and regulations applicable to our businesses. We are also subject to the terms of consent decrees and other settlements with certain regulators in the United States. See "Item 8: Financial Information — Legal Proceedings".

Section 219 of the US Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRA"), which added Section 13(r) to the Exchange Act, requires disclosures regarding certain activities relating to Iran or with persons designated pursuant to various US Presidential Executive Orders. These disclosures are required even where the activities, transactions or dealings were conducted in compliance with applicable law. We engage in a limited amount of activity with Iran (a) through our non-US affiliates and businesses, as well as (b) pursuant to authorisations — in the form of exemptions or licenses — issued by the US government. We anticipate that similar transactions or dealings may occur in the future. The ownership or control of our customers in Iran is often difficult to determine with certainty.

During 2022,

- our Scientific, Technical & Medical business provided subscriptions to online products and print publications to a number of universities, hospitals and other entities, including those listed below;

- our Risk business provided online subscription services and pricing reports to a number of oil, petrochemical and other companies, including those listed below; and

- our Exhibitions business provided exhibitions-related services to a number of exhibitors, including Mahan Air and IRIB Media Trade.

Numerous Iranian nationals attended conferences organised by our Exhibitions and Risk business areas. Individuals located in Iran also subscribed to or purchased certain of our scientific, medical and technical publications. Many of these individuals are researchers, doctors or other professionals who have obtained subscriptions or purchased publications in their individual capacity, but who may be employed by government agencies in Iran or by hospitals, universities or other entities owned or controlled by the government of Iran. In addition, we work with authors, other contributors and journal editorial board members who are located in Iran, many of whom are employed at hospitals, universities or research institutions that are owned or controlled by the government of Iran. We also sometimes receive payments from authors located in Iran who pay us to make their articles publicly available. From time to time, we may employ or engage individuals in Iran to assist with transactions in Iran.

Our aggregate revenue attributable to these Iran-related activities was approximately £1.5 million during the fiscal year ended December 31, 2021 compared to £1.8 million during the fiscal year ended December 31, 2022. We do not customarily allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit during the fiscal year attributable to these activities was 0.02% of our net profit reported in our income statement for the fiscal year ended December 31, 2021 compared to 0.02% for the fiscal year ended December 31, 2022.

<u>Entities that transacted with our Scientific, Technical & Medical Business Area in 2022</u>

Abadan University of Medical Sciences, Agricultural Biotechnology Research Institute of Iran, Agricultural Research Education and Extension Organization, Ahvaz Jondishapour University of Medical Sciences, Alborz University of Medical Sciences, Ardebil University of Medical Sciences, Babol Noshirvani University of Technology, Babol University of Medical Science, Birjand University of Medical Sciences, Golestan University of Medical Sciences and Health Services, Gorgan University of Agricultural Sciences and Natural Resources, Hakim Sabzevari University, Hamadan University of Medical Sciences, Ilam University, Ilam University of Medical Sciences, Iran University of Medical Sciences, Iran University of Science and Technology, Iranian Fisheries

Science Research Institute, Iranian Research Organization for Science and Technology, Isfahan University of Medical Sciences, Isfahan University of Technology, Islamic Azad University, Kashan University of Medical Sciences, Kerman University of Medical Sciences, Kermanshah University of Medical Sciences, Mashhad University of Medical Sciences, National Institute for Genetic Engineering and Biotechnology, Persian Gulf University, Razi University, Research Institute of Petroleum Industry, Sabzevar University of Medical Sciences, Semnan University, Shahed University Faculty of Medical Sciences, Shahid Bahonar University of Kerman, Shahid Beheshti University, Shahid Beheshti University of Medical Sciences, Shahid Sadoughi University of Medical Sciences and Health Services, Shahrood University of Technology, Sharif University of Technology, Shiraz University, Shiraz University of Medical Sciences, Tabriz University of Medical Sciences, Tarbiat Modares University, Tehran University of Medical Sciences, University of Hormozgan, University of Kashan, University of Mohaghegh Ardabili, University of Tabriz, University of Tehran, University of Zabol, University of Zanjan, Urmia University, Urmia University of Medical Sciences, Zabol University of Medical Sciences, Zahedan University of Medical Sciences, Zanjan University of Medical Sciences

Entities that transacted with our Risk Business Area in 2022

Amir Kabir Petrochemical Company, Bakhtar Commercial Company, Behran Oil Company, Fanavaran Petrochemical Company, Iran Chemical Industries Investment Company, Jam Petrochemical Complex, Kharg Petrochemical Company, Laleh Petrochemical Company, Polynar Corporation, Shazand Petrochemical Company, SPI International Proprietary

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion does not address certain items in respect of our fiscal year ended December 31, 2020 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of our fiscal year ended December 31, 2020 may be found in "Item 5: Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on February 17, 2022.

OPERATING RESULTS

The following discussion is based on the consolidated financial statements of the Group for the two years ended December 31, 2021 and 2022 which have been prepared in accordance with IFRS as issued by the IASB.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements on pages 162 to 204 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group's revenue in each of the two years ended December 31, 2021 and 2022 by type, format and geographic market. We derive our revenue principally from subscriptions and transactional sales. Transactional sales include revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements under the heading 'Revenue, operating profit and segment analysis' on pages 168 to 171 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Revenue by type
Year ended December 31,

	2021		2022	
	(in millions, except percentages)			
Subscriptions	£ 4,214	58 %	£ 4,655	54 %
Transactional	3,030	42	3,898	46
Total	£ 7,244	100 %	£ 8,553	100 %

Revenue by format
Year ended December 31,

	2021		2022	
	(in millions, except percentages)			
Electronic	£ 6,230	86 %	£ 7,112	83 %
Face-to-face	500	7	912	11
Print	514	7	529	6
Total	£ 7,244	100 %	£ 8,553	100 %

Revenue by geographic market
Year ended December 31,

	2021		2022	
	(in millions, except percentages)			
North America	£ 4,321	60 %	£ 5,101	60 %
Europe	1,472	20	1,800	21
Rest of world	1,451	20	1,652	19
Total	£ 7,244	100 %	£ 8,553	100 %

The cost profile of individual businesses within the Group varies and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs which increased from £2,549 million in 2021 to £2,906 million in 2022.

The following tables show revenue and adjusted operating profit for each of our business segments in each of the two years ended December 31, 2021 and 2022 together with the percentage change in 2021 and 2022 at both actual and constant currencies. The effect of currency movements on the 2022 results is further described separately below (see "— Effect of Currency Translation" on page 25). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS 8 — 'Operating Segments' in note 2 to the consolidated financial statements under the heading 'Revenue, operating profit and segment analysis' on pages 168 to 171 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition-related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. A reconciliation of reported operating profit to adjusted operating profit is set out on page 20.

Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue for the year ended December 31				
	2021	2022	% change	
			actual rates	constant rates[(1)]
	(in millions, except percentages)			
Risk	£ 2,474	£ 2,909	+18 %	+8 %
Scientific, Technical & Medical	2,649	2,909	10 %	+4 %
Legal	1,587	1,782	12 %	+5 %
Exhibitions	534	953	+78 %	+76 %
Total	£ 7,244	£ 8,553	+18 %	+11 %

	Reported operating profit for the year ended December 31		
	2021	2022	% change actual rates
	(in millions, except percentages)		
Reported operating profit	£ 1,884	£ 2,323	+23 %

	Adjusted operating profit for the year ended December 31				
	2021	2022	% change	
			actual rates	constant rates[(1)]
	(in millions, except percentages)			
Risk	£ 915	£ 1,078	+18 %	+7 %
Scientific, Technical & Medical	1,001	1,100	10 %	+4 %
Legal	326	372	+14 %	+6 %
Exhibitions[(2)]	10	162	nm	nm
Subtotal	£ 2,252	£ 2,712		
Unallocated central costs and other operating items[(3)]	(42)	(29)		
Total	£ 2,210	£ 2,683	+21 %	+14 %

(1) Represents percentage change in 2021 to 2022 using constant currency. These rates were used in the preparation of the 2021 consolidated financial statements.

(2) The change in adjusted operating profit growth for Exhibitions is not meaningful (nm)

(3) In 2021, unallocated central costs and other operating items includes a £35m one-off charge relating to reductions in our corporate real estate footprint. In 2022, this includes a charge of £24m relating to STM incurred from exchange rate movements from the translation of working capital items such as accounts receivable and payable, and intercompany balances, into relevant functional currencies and the outcome of STM's hedging program. The net effect of these amounts was higher in 2022 due to the extent and timing of exchange rate movements in the year and such amounts were insignificant in 2021.

Non-GAAP financial measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles ("GAAP") such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group's performance, position and cash flows. We believe that these measures enable investors to track more clearly the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items, and by excluding items treated as exceptional, when applicable. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

Management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business segments. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

The adjusted and underlying financial measures used in the results of operations discussion on pages 21 to 24 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin, adjusted net profit attributable to shareholders and adjusted earnings per share. These measures as well as certain other metrics are defined in the Glossary of Terms beginning on page S-1.

Underlying revenue and adjusted operating profit growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling.

Adjusted operating profit excludes amortisation of acquired intangible assets and acquisition-related items, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures.

Adjusted operating margin is calculated as adjusted operating profit divided by revenue.

Adjusted net profit attributable to shareholders is reconciled to reported net profit attributable to shareholders and adjusted earnings per share is shown to be calculated by dividing adjusted net profit attributable to shareholders by the total weighted average number of shares in note 10 to the consolidated financial statements under the heading 'Earnings per share' on page 182 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2. Reconciliations of all other non-GAAP financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below.

In the tables below and the results of operations commentary that follows, percentage movements are calculated using the average exchange rates for the period unless otherwise stated.

Adjusted operating profit reconciles to reported operating profit as follows:

	2021	2022
	(in millions)	
Reported operating profit	£ 1,884	£ 2,323
Adjustments:		
Amortisation of acquired intangible assets	298	296
Acquisition-related items	21	62
Reclassification of tax in joint ventures	7	4
Reclassification of finance income in joint ventures	—	(2)
Adjusted operating profit	£ 2,210	£ 2,683

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

| | Revenue | |
	£m	% change
Year to December 31, 2020	7,110	-10%
Underlying revenue growth[1]	481	+7 %
Exhibition cycling	48	+1 %
Acquisitions	47	+1 %
Disposals	(28)	-1%
Currency effects	(414)	-6%
Year to December 31, 2021	7,244	+2 %
Underlying revenue growth[1]	656	+9 %
Exhibition cycling	106	+2 %
Acquisitions	38	+0 %
Disposals	(34)	0 %
Currency effects	543	+7 %
Year to December 31, 2022	8,553	+18 %

(1) Represents the year-on-year movement in reported revenue excluding the impact of the adjustments set forth in the table.

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

| | Adjusted operating profit | |
	£m	% change
Year to December 31, 2020	2,076	-17%
Underlying adjusted operating profit growth[1]	269	+13 %
Acquisitions	11	+1 %
Disposals	(8)	-1%
Currency effects	(138)	-7%
Year to December 31, 2021	2,210	+6 %
Underlying adjusted operating profit growth[1]	326	+15 %
Acquisitions	(6)	+0 %
Disposals	(14)	-1%
Currency effects	167	+7 %
Year to December 31, 2022	2,683	+21 %

(1) Represents the year-on-year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.

Results of Operations for the Year Ended December 31, 2022

Compared to the Year Ended December 31, 2021

Reported revenue was up 18% from £7,244 million in 2021 to £8,553 million in 2022. Underlying revenue growth was 9%, with all four market segments contributing to underlying growth. The underlying growth rate reflects strong growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Risk continued to deliver strong growth, while both STM and Legal improved their growth rates. Exhibitions saw a strong recovery in revenue. Exhibition cycling effects had a positive impact on revenue, and neither acquisitions nor disposals had an impact on revenue. The impact of currency movements was to increase revenue growth by 7%.

Reported operating costs, which comprises cost of sales, selling and distribution costs, and administration and other expenses, were up 16% from £5,389 million in 2021 to £6,249 million in 2022. Cost of sales were up 19% from £2,562 million in 2021 to £3,045 million in 2022, selling and distribution costs were up 16% from £1,197 million in 2021 to £1,385 million in 2022 and administration and other expenses were up 12% from £1,630 million in 2021 to £1,819 million in 2022. The increase reflects the investment in global technology platforms, the launch of new products and services and the increased activity levels within Exhibitions, partially offset by the benefits of continued process innovation.

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition-related items, was up 23% from £1,884 million in 2021 to £2,323 million in 2022 reflecting the increase in adjusted operating profit. Adjusted operating profit was up 21% from £2,210 million in 2021 to £2,683 million in 2022.

The reported operating margin was up from 26.0% in 2021 to 27.2% in 2022. The overall adjusted operating margin of 31.4% in 2022 was 0.9 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 1.2 percentage points with portfolio changes reducing margins by 0.3 percentage points and currency being neutral on margins.

Depreciation of property, plant and equipment and amortisation of internally developed intangible assets increased from £347 million in 2021 to £356 million. Depreciation of right-of-use assets decreased from £80 million in 2021 to £63 million in 2022.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures decreased from £298 million in 2021 to £296 million in 2022, including an impairment of £13m in 2021 and £1 million in 2022.

Acquisition-related items amounted to a charge which increased from £21 million in 2021 to £62 million in 2022, as a result of increased acquisition activity and the absence of an offsetting gain of £27 million recognised in 2021. The 2021 gain resulted from the revaluation of a put and call option arrangement relating to a non-controlling interest in a subsidiary within Legal.

Reported net finance costs increased from £142 million in 2021 to £201 million in 2022 due to higher average interest rates and currency translation effects. This includes the net pension financing charge which decreased from £9 million in 2021 to £5 million in 2022.

Reported profit before tax was up 18% from £1,797 million in 2021 to £2,113 million in 2022 reflecting a gain on disposals and other non-operating items of £55 million in 2021 compared to a net loss on disposals and other non-operating items of £9m in 2022, mainly relating to the ventures portfolio and the higher acquisition related costs, which increased from £21 million in 2021 to £62 million in 2022 as a result of increased acquisition activity and the absence of an offsetting gain of £27 million recognised in 2021.

The reported tax charge increased from £326 million in 2021 to £481 million in 2022 including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items. The 2021 charge reflected the benefit of tax credits arising from the substantial resolution of prior year tax matters. The UK corporation tax rate will increase from 19% to 25% from April 1, 2023.

The reported net profit attributable to RELX PLC shareholders was up 11% from £1,471 million in 2021 to £1,634 million in 2022. The adjusted net profit attributable to RELX PLC shareholders was up 16% from £1,689 million in 2021 to £1,961 million in 2022.

The reported earnings per share increased by 12% from 76.3p in 2021 to 85.2p in 2022. Adjusted earnings per share increased by 17% from 87.6p in 2021 to 102.2p in 2022. At constant rates of exchange, adjusted earnings per share increased by 10%.

Ordinary dividends paid to shareholders in 2021, being the 2020 final and 2021 interim dividend, amounted to £920 million. Ordinary dividends paid to shareholders in 2022, being the 2021 final and 2022 interim dividend, amounted to £983 million.

The final dividend proposed by the Board increased from 35.5p in 2021 to 38.9p per share in 2022. Total dividends for the year increased from 49.8p in 2021 to 54.6p in 2022.

During 2022, a total of 21.7 million RELX PLC shares were repurchased. Total consideration for these repurchases was £500 million. A further 2.2 million shares were purchased by the Employee Benefit Trust. During 2022, 52 million RELX PLC shares held in treasury were cancelled. As at December 31, 2022, total shares in issue, net of shares held in treasury and shares held by the

Employee Benefit Trust, amounted to 1,909.5 million. A further 6.3 million shares have been repurchased in 2023 as at February 15, 2023.

Risk: 2022 financial performance

	2021 £m	2022 £m	Underlying growth	Portfolio changes	Currency effects	Total growth
Revenue	2,474	2,909	+8 %	0 %	+10 %	+18 %
Adjusted operating profit	915	1,078	+8 %	-1%	+11 %	+18 %

Strong fundamentals driving underlying revenue growth.

Reported revenue growth was +18%. Underlying revenue growth remained strong at +8%. Underlying adjusted operating profit growth was slightly ahead of underlying revenue growth, leading to a modest improvement in adjusted operating margin, with minor dilution from recent acquisitions offset by small positive currency movements.

In Business Services, which represents around 45% of divisional revenue, strong growth was driven by Financial Crime & Compliance and fraud prevention analytics and decision tools, with digital identity solutions growing particularly strongly. Business Risk & Alternative Credit also grew strongly.

In Insurance, which represents just under 40% of divisional revenue, momentum improved over the course of the year. In auto insurance, driving patterns and claims improved from the beginning of the year, whilst other market factors, including shopping activity, saw improving trends during the second half. New sales continued to grow strongly.

Specialised Industry Data Services, which represents just over 10% of divisional revenue, delivered strong growth, with improved growth trends across segments. Commodity intelligence was particularly strong and aviation returned to historical growth trends.

In Government, strong growth was driven by the continued development and roll-out of analytics and decision tools.

Scientific, Technical & Medical: 2022 financial performance

	2021 £m	2022 £m	Underlying growth	Portfolio changes	Currency effects	Total growth
Revenue	2,649	2,909	+4 %	0 %	+6 %	+10 %
Adjusted operating profit	1,001	1,100	+5 %	-1%	+6 %	+10 %

Further development of analytics continuing to drive improved underlying revenue growth.

Reported revenue growth was +10%. Underlying revenue growth improved to +4%, driven by further evolution of the business mix, with the higher growth segments representing an increasing proportion of divisional revenue, and electronic formats now representing around 90% of overall revenue.

Underlying adjusted operating profit growth was +5%, slightly ahead of underlying revenue growth, leading to unchanged margins after minor dilution from recent acquisitions and small negative currency movements.

Databases, Tools & Electronic Reference, and Corporate Primary Research, which together represent around 45% of divisional revenue, delivered strong growth across research, clinical, and commercial markets, driven by content development and high value analytics and decision tools.

In Primary Research academic & government segments, which also represent around 45% of divisional revenue, growth was driven by higher volumes of articles submitted and published, with pay-to-publish open access articles growing particularly strongly, and by increasingly sophisticated analytics and evolving technology platforms.

Legal: 2022 financial performance

	2021 £m	2022 £m	Underlying growth	Portfolio changes	Currency effects	Total growth
Revenue	1,587	1,782	+5 %	0 %	+7 %	+12 %
Adjusted operating profit	326	372	+8 %	-2%	+8 %	+14 %

Further improvement in underlying revenue growth driven by legal analytics.

Reported revenue growth was +12%. Underlying revenue growth improved to +5%, driven by the continuing shift in business mix as legal analytics drives higher growth in electronic revenue, which now represents almost 90% of the divisional total.

Underlying adjusted operating profit growth of +8% was ahead of underlying revenue growth, driving a 40 basis point improvement in adjusted operating margin after minor dilution from portfolio changes was partly offset by small positive currency movements.

Law firms & corporate legal markets, which accounts for over 60% of divisional revenue, saw strong growth as we continued to roll out enhancements in the functionality of our integrated research products and market leading analytics, supported by broader datasets and the application of machine learning and natural language processing technologies. Lexis+ continues to perform well, with increasing adoption and usage from customers across market segments.

Government & Academic, which accounts for around 20% of divisional revenue, and News & Business, which accounts for just under 10% of divisional revenue, both delivered good growth.

Renewals remain strong and new sales continue to show positive growth across all key segments.

Exhibitions: 2022 financial performance

	2021 £m	2022 £m	Underlying growth	Portfolio changes	Currency effects	Total growth
Revenue[1]	534	953	+64 %	+12 %	+2 %	+78 %
Adjusted operating profit[2]	10	162	nm	nm	nm	nm

(1) Portfolio changes includes cycling effects of +14%
(2) The change in adjusted operating profit underlying growth, portfolio changes, currency effects and total growth are not meaningful (nm)

Strong revenue growth and a recovery in profitability.

Reported revenue growth was +78%. Revenue growth was driven by a significant increase in face-to-face activity as exhibition venues reopened across most geographies.

During the year, we continued to manage our event schedule flexibly, responding to changes in local government policies. By the end of the year we were operating without material disruption in most geographies. We made good progress on digital initiatives, with a growing range of digital tools supporting our physical events.

The improvement in profitability reflects the increased activity levels and a lower cost structure in a streamlined portfolio.

Critical Accounting Policies

The accounting policies of the consolidated businesses under IFRS as issued by the IASB are described within the relevant notes to the consolidated financial statements as set forth on pages 167 to 204 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to capitalisation of development spend, accounting for defined benefit pension schemes and taxation.

The Audit Committee of RELX PLC has reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in the financial statements.

Effect of Currency Translation

The consolidated financial statements are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting our business exposure to the United States and the European Economic and Monetary Union, our most important markets. Some of these exposures are offset by denominating debt in US dollars and euros.

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 17 to the consolidated financial statements as set forth on pages 189 to 194 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Compared to 2021, currency differences increased the Group's revenue by £543 million in 2022. Acquired intangible asset amortisation and acquisition-related items are predominantly denominated in US dollars and, after these charges, compared to 2021, currency differences increased operating profit by £192 million from 2021 to 2022. The majority of our debt is denominated in US dollars and euros and after charging net finance costs, currency differences increased profit before tax by £110 million in 2022.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements under the heading 'Basis of preparation and accounting policies' on page 167 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flows from operating activities

The Group's cash generated from operations increased from £2,476 million in 2021 to £3,061 million in 2022. Included in these net cash inflows are cash outflows, which increased from £46 million in 2021 to £54 million in 2022 relating to acquisition-related items and cash outflows relating to Exhibitions exceptional costs charged in 2020, which decreased from £52 million in 2021 to £25 million in 2022. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals. At December 31, 2022 subscriptions and other revenues received in advance increased from £1,956 million in 2021 to £2,368 million in 2022. The Group paid tax of £342 million in 2021 and £495 million in 2022, which was lower than the reported current tax charge, reflecting timing of tax payments.

Cash flows from investing activities

The Group's cash outflow on the purchase of property, plant and equipment increased from £28 million in 2021 to £36 million in 2022 while proceeds from the sale of property, plant and equipment decreased from £5 million in 2021 to nil in 2022. The cash outflow on internally developed intangible assets increased from £309 million in 2021 to £400 million in 2022, reflecting sustained investment in new products.

During 2021, the Group paid a total of £262 million for acquisitions, excluding nil borrowings in acquired businesses and including deferred consideration of £19 million on past acquisitions and investments in joint ventures and associates and venture capital investments of £8 million. During 2022, the Group paid a total of £460 million for acquisitions, excluding £3 million of borrowings in acquired businesses and including deferred consideration of £21 million on past acquisitions and investments in joint ventures and associates and venture capital investments of £66 million.

Cash flows from financing activities

No shares were repurchased by RELX PLC in 2021. 21.7 million shares were repurchased by RELX PLC in 2022 for total consideration of £500 million, with a further £150 million repurchased in 2023 as at February 15, 2023. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £1 million and £50 million in 2021 and 2022, respectively. Proceeds from the exercise of share options decreased from £32 million in 2021 to £26 million in 2022.

During 2021 and 2022, the Group paid ordinary dividends totalling £920 million and £983 million, respectively, to shareholders of RELX PLC. Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Debt as at December 31, 2021 and December 31, 2022 was £6,167 million and £6,730 million, respectively. Net debt, used in assessing the Group's financial position was £6,017 million as at December 31, 2021 and £6,604 million as at December 31, 2022, comprising gross bank and bond debt of £6,548 million and lease liabilities of £182 million, plus £213 million of related derivative financial instrument liabilities, less cash and cash equivalents of £334 million and finance lease receivables of £5 million. The majority of our debt is denominated in US dollars and euros. Sterling was weaker against the US dollar and euro at the end of the year which increased net debt overall when translated into sterling. Excluding currency effects, net debt increased by £26 million.

Net debt is reconciled as follows:

As at December 31	2021	2022
	£m	£m
Cash & cash equivalents	113	334
Debt	(6,167)	(6,730)
Related derivative financial instruments	35	(213)
Net finance lease receivable	2	5
Net debt	(6,017)	(6,604)

Liquidity

During April 2022, the Group's undrawn committed bank facilities, maturing in 2023 and 2024, were cancelled and replaced with a new $3.0 billion facility maturing in April 2025. This committed facility, which provides security of funding for short-term debt, was undrawn at December 31, 2022. The new facility does not include a financial covenant (whereas the previous facility included a covenant limiting the ratio of debt to EBITDA).

In May 2022, $500m of US dollar denominated fixed rate term debt was issued with a coupon of 4.75% and a maturity of 10 years.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements.

Contractual Obligations

The contractual obligations of the Group relating to debt and leases at December 31, 2022 analysed by when payments are due, are summarised below.

	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
					(in millions)				
Short-term debt[(1)(2)]	£	903	£	903	—		—		—
Long-term debt[(2)]		6,921		126	2,054		1,495		3,246
Total	£	7,824	£	1,029	£	2,054	£	1,495	£	3,246

(1) Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by the $3.0 billion committed bank facility maturing in April 2025 and by the central management of cash and cash equivalents. At December 31, 2022 the committed bank facility was undrawn.
(2) Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading 'Pension schemes' on pages 173 to 177 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Off-Balance Sheet Arrangements

Except as disclosed above under "Contractual Obligations", we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on RELX's financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Board agrees overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 17 to the consolidated financial statements under the heading 'Financial Instruments' on pages 189 to 194 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Financial instruments are used to finance our business and to hedge transactions. We do not enter into speculative derivative transactions.

Capital and Liquidity Management

The capital structure is managed to support the Group's objective of maximising long-term shareholder value. The Group maintains an efficient capital structure with appropriate leverage while ensuring suitable security of funding, ready access to debt and capital markets, cost-effective borrowing and flexibility to fund business and acquisition opportunities on short notice.

Over the long-term, the Group seeks to maintain cash flow conversion of 90% or higher and credit rating agency metrics that are consistent with a solid investment grade credit rating.

RELX uses the cash flow it generates to fund capital expenditure required to drive organic growth, to make selective acquisitions and to provide a growing dividend to shareholders, while retaining balance sheet strength to maintain access to cost-effective sources of borrowing. Share repurchases are undertaken to maintain an efficient balance sheet.

Further detail on our capital and liquidity management, including material cash requirements and other material commitments, is provided in note 17 to the consolidated financial statements under the heading 'Financial Instruments' on pages 189 to 194 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

SHORT-TERM DEBT

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt in the table below consists of debt with an original maturity of greater than one year and which mature within 12 months of the reporting date. This short-term debt was backed up at December 31, 2022 by the $3.0 billion committed bank facility maturing in 2025. This facility was undrawn at December 31, 2022. The short-term debt programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £345 million in September 2022 following cash outflows in respect of shareholder dividends and share repurchases, and short-term loans and overdrafts reached a maximum month end level of £102 million in December 2022 as a result of movements in trading cash flows and acquisition spend. Term debt reached a maximum month end level of £737 million in October 2022 as the maturity of the $700 million term debt issue expiring in March 2023 and of the $150 million term debt issue expiring in October 2023 were both below 12 months.

Lease liabilities have been excluded from the balances below.

Short-term debt as at December 31,	2021 (in millions)		2021 Weighted average interest rate %	2022 (in millions)		2022 Weighted average interest rate %
Commercial paper	£	33	0.2	£	—	—
Short-term loans and overdrafts		98	2.5		102	7.4
Term debt		32	8.9		701	5.7
Total short-term debt	£	163		£	803	—

Average short-term debt during the year ended December 31,	2021 (in millions)		2021 Weighted average interest rate %	2022 (in millions)		2022 Weighted average interest rate %
Commercial paper	£	181	0.1	£	122	2.2
Short-term loans and overdrafts		63	3.9		68	4.9
Term debt	£	55	2.8	£	527	3.6

Maximum month end short-term debt	2021 (in millions)		2022 (in millions)	
Commercial paper	£	459	£	345
Short-term loans and overdrafts		104		102
Term debt	£	443	£	737

TREND INFORMATION

Material trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of RELX include the usage, penetration and customer renewal of our products and the prices that customers pay for our products, the migration of products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of legal industry and academic library funding, the impact of economic conditions on corporate and other customer budgets, the actions of competitors and regulatory, legislative and legal developments.

Trends, uncertainties and events which could have a material impact on our revenue, operating profit and liquidity and capital resources are discussed in further detail in "Item 3: Key Information — Risk Factors"; "Item 4: Information on the Group"; and "Item 5: Operating and Financial Review and Prospects — Operating Results; Liquidity and Capital Resources".

RESEARCH AND DEVELOPMENT

In 2021 and 2022 RELX spent £309 million and £400 million, respectively, in respect of capitalised development costs. This reflects sustained investment in new products. This expenditure was mainly incurred in the United States, the United Kingdom and the Netherlands. For additional information, see note 14 to the consolidated financial statements under the heading 'Intangible assets' on pages 185 to 187 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of RELX PLC as at February 23, 2023 is set forth under the heading 'Board Directors' on pages 98 to 99 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third period of three years.

The Directors of RELX PLC as at February 23, 2023 are as follows:

Name (Age)	Function
Erik Engstrom (59)	Executive Director and Chief Executive Officer
June Felix (66)	Non-Executive Director[(1)(2)(4)]
Paul Walker (65)	Non-Executive Chair[(2)(3)(4)]
Wolfhart Hauser (73)	Non-Executive Director[(2)(3)(4)(5)]
Charlotte Hogg (52)	Non-Executive Director[(1)(4)]
Marike van Lier Lels (63)	Non-Executive Director[(3)(4)]
Nick Luff (55)	Executive Director and Chief Financial Officer
Robert MacLeod (58)	Non-Executive Director[(2)(3)(4)(6)]
Andrew Sukawaty (67)	Non-Executive Director[(1)(4)]
Suzanne Wood (62)	Non-Executive Director[(1)(4)(6)]

(1) Member of the Audit Committee.
(2) Member of the Remuneration Committee.
(3) Member of the Nominations Committee.
(4) Member of the Corporate Governance Committee.
(5) Senior Independent Director, as defined by the UK Corporate Governance Code. Wolfhart Hauser agreed to retire from the Board with effect from the conclusion of the Annual General Meeting on April 20, 2023. Dr. Hauser agreed to remain on the Board beyond the usual nine-year tenure to allow an orderly succession of the roles of Senior Independent Director and Remuneration Committee Chair.
(6) Suzanne Wood will replace Dr Hauser as Senior Independent Director and Robert MacLeod will replace Dr Hauser as Remuneration Committee Chair, with effect from the conclusion of the Annual General Meeting on April 20, 2023, subject to their re-election by shareholders.

The following changes to the RELX PLC Board of Directors took place during the period from January 1, 2022 to December 31, 2022:

Linda Sanford, a Non-Executive Director and member of the Remuneration Committee and the Corporate Governance Committee, retired from the Board with effect from the conclusion of the Annual General Meeting on April 21, 2022, having served on the Board for over nine years.

June Felix joined the Remuneration Committee with effect from April 21, 2022.

SENIOR MANAGEMENT

The executive officers, other than Directors, at February 23, 2023 were:

Henry Udow: Chief Legal Officer and Company Secretary. A US and British citizen who is admitted to the Bar of New York State. Joined the Group in 2011. Prior to joining the Group, he was Chief Legal Officer and Company Secretary of Cadbury plc.

Rose Thomson: Chief Human Resources Officer of RELX PLC. Joined the Group in 2021. Prior to joining the Group, she was the Chief People Officer at ABRDN PLC a global investment and asset management company.

COMPENSATION

At the 2020 Annual General Meeting, a remuneration policy was approved, which is incorporated herein by reference to Exhibit 15.3 of this Annual Report on Form 20-F. The 2022 grants were made under the multi-year incentive plans to Executive Directors under this policy.

At the 2023 Annual General Meeting, proposals for a new remuneration policy will be put for approval, see pages 136 to 142 of the RELX Annual Report and Financial Statements 2022 appended hereto as Exhibit 15.2.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 5 to 6 of Exhibit 15.3 of this Annual Report on Form 20-F and is incorporated herein by reference.

Compensation of Executive Officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2022) paid during 2022 (and in respect of the annual incentive earned in respect of 2022) to those who were executive officers (other than Directors) of RELX during the year ended December 31, 2022 was £2,936,326 which included contributions made to the pension plans in respect of such officers of £8,000.

The executive officers participate in an annual incentive plan ("AIP") which is based on financial targets and individual key performance objectives measured over a one-year period. The resulting AIP payout comprises a cash payout in March following the end of the relevant financial year (2/3rds) and deferred shares (1/3rd) which are released to participants after three years. The 2022 aggregate compensation for executive officers includes both the cash and the deferred share elements of the 2022 AIP.

In 2022, we also granted conditional share awards to the executive officers under the LTIP (as defined below) (see "— Share Ownership — Share Ownership by Directors and Executive Officers" below).

DIRECTORS' REMUNERATION REPORT

The Directors' Remuneration Report is set out on pages 124 to 142 of the RELX Annual Report and Financial Statements 2022 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors' Multi-Year Incentive Interests

This information is set forth under the heading 'Multi-year incentive interests' on pages 130 to 131 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Equity-Based Plans

As of December 31, 2022, we operated and/or had awards outstanding under a number of equity-based plans as follows:

(i)   All-Employee Equity-Based Plans

The following three plans are local all-employee equity based plans:

(a)   UK SAYE Share Option Scheme ("SAYE Scheme")

Options over RELX PLC ordinary shares have been granted under the SAYE Scheme. Shares may be acquired at the exercise price, which is not less than the higher of (i) 80% of the closing market price for the relevant share on The London Stock Exchange three dealing days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

All UK employees of RELX Group plc and participating companies under its control in employment at the date of invitation are eligible to participate in the SAYE Scheme. In addition, the Directors of RELX Group plc may permit other employees of RELX Group plc and participating companies under its control to participate.

Participants can save between £10 and £500 per month for a period of three or five years. During a period of six months following the end of the period, the participant can use his/her savings to buy shares at the exercise price. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, or on ceasing employment on account of injury, disability, redundancy, or upon retirement under our self-standing retirement policy for the SAYE Scheme or the sale of the business or subsidiary for which the participant works, or provided the option has been held for at least three years. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the normal exercise date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

The Executive Directors have waived their right to participate in the SAYE Scheme.

(b)   Netherlands Convertible Debenture Stock Arrangements

Subscriptions under this scheme ceased in 2017, but there are still option (formerly conversion) rights outstanding under this scheme. This facility consisted of an annual issue of a convertible debenture loan that was open for subscription by staff employed by our companies in the Netherlands or temporarily seconded to affiliates abroad. These convertible debenture loans had a term of 10 years and accrued interest on a quarterly basis, payable in arrears after the end of each year. During the 10-year term of the loan, employees could decide to convert their claim into RELX PLC shares at an exercise (conversion) price equal to the share price on Euronext Amsterdam on the last dealing day of the month in which the employee subscribed for the loan (the exercise price). All remaining debenture loans, together with accrued interest up to the payment date, were repaid to bond holders in November 2019. When the loans were repaid, subsisting conversion rights became standalone option rights on substantially the same terms, with no change to the relevant exercise price and 10-year exercise (conversion) period.

The Executive Directors were not eligible to participate in this scheme.

(c)   ***Dutch Share Purchase Plan ("DSPP")***

All employees of RELX Nederland BV and participating companies under its control who are neither in their probation period nor under notice at the date of invitation and who are in receipt of salary via a Dutch payroll are entitled to participate in the DSPP. Each cycle of the DSPP operates on a standalone basis and eligibility is assessed for each cycle that is offered. The 2022 cycle of the DSPP launched in February 2022 and completed in December 2022.

Participating employees make monthly contributions out of net salary which are used to purchase RELX PLC shares, listed on Euronext Amsterdam (investment shares). Minimum and maximum annual contribution amounts apply to each cycle. In 2022, the minimum annual contribution amount was €250 and the maximum annual contribution amount was €6,000. At the end of the 2022 DSPP cycle, participants who were still in RELX employment, and who had not sold any of the investment shares purchased during the year, received matching shares from RELX equal to 20% of the investment shares purchased during 2022. Investment shares acquired under the DSPP accrue normal RELX dividends which are automatically reinvested into additional RELX PLC shares.

The Executive Directors are not eligible to participate in the DSPP.

(ii)   **Executive Equity-Based Plans**

Our executive equity-based plans comprise:

(a)   ***Long-term incentive plan ("LTIP")***

The LTIP applies to senior executives (including executive officers and the Executive Directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2022 under this plan are detailed in the table below. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the Executive Directors in 2016 and 2017 are subject to a further six months holding period post vesting which has been increased to two years for shares vested from awards granted to the Executive Directors from 2018 onwards.

LTIP: 2022-2024 cycle

Vesting is dependent on three separate performance measures: a total shareholder return ("TSR") measure (comprising three comparator groups), an EPS measure and a return on invested capital ("ROIC") measure, weighted 20%:40%:40% respectively and assessed independently.[1]

Vesting percentage of each third of the TSR tranche[2]	TSR ranking within the relevant TSR comparator group
0%	below median
25%	median
100%	upper quartile

(1) The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meeting, which can be found on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.
Each comparator group comprises around 50 companies. The companies for the 2022-24 LTIP cycle were selected on the same basis as the comparator groups for prior cycles under this plan.

(2) Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 11.0%
25%	5% p.a.	11.0%
50%	6% p.a.	11.5%
65%	7% p.a.	12.0%
75%	8% p.a.	12.5%
85%	9% p.a.	13.0%
92.5%	10% p.a.	13.5%
100%	11% p.a. or above	14.0% or above

* Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

(b) Executive Share Option Scheme 2013 ("ESOS 2013")

The ESOS 2013 applies to around 1,000 executives. Market value options are granted which vest (subject to performance in the case of Executive Directors) after three years and remain exercisable, subject to continued employment, until the tenth anniversary of grant. Options may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying options with new issue shares.

No grants under ESOS 2013 were made to Executive Directors in 2022. Vested awards held by the executives and Directors remain exercisable, as applicable.

(c) Retention Share Plan ("RSP") and Restricted Share Plan ("RSP 2014")

The RSP is used to facilitate the grant of one-off awards of restricted shares, where appropriate, to senior new hires for example, to buy out share-based awards from previous employment. The restricted shares which have been awarded will be satisfied by shares purchased in the market and Executive Directors are not eligible to participate. In 2014, the RSP 2014 replaced the RSP for the type of awards described above.

Since 2006, employees eligible to participate in the ESOS (see (b) above), other than Executive Directors, have been able to choose prior to the date of grant whether to receive all or part of their grant in the form of restricted shares based on a pre-determined conversion ratio of one share for every five options that would otherwise be granted to them under ESOS. The RSP is the vehicle used to deliver the award of such restricted shares. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by us or a participating company under our control. The restricted shares awarded are satisfied by shares purchased in the market.

Share Options and Conditional Share Awards

At February 15, 2023 the total number of shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range
UK SAYE Scheme	2,132,665	RELX PLC	£ 11.788-16.568
Netherlands Convertible Debenture Stock Scheme	569,114	RELX PLC	€ 9.561-19.390
ESOS	7,255,421	RELX PLC	£ 7.345-24.11
	1,898,440	RELX PLC	€ 8.147-19.165

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 15, 2023 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in
LTIP	5,605,952	RELX PLC
RSP	1,153,444	RELX PLC

Share Ownership by Directors and Executive Officers

The interests of those individuals who were Directors of RELX PLC as at December 31, 2022 in the issued share capital of RELX PLC at the beginning and end of the year are shown under the heading 'Statement of Directors' shareholdings and other share interests' on page 129 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

The interests of the current Executive Directors of RELX PLC in the issued share capital of RELX PLC as at February 22, 2023 were:

	Interest in RELX PLC shares
Erik Engstrom	1,174,668*
Nick Luff	280,365

* Comprises ordinary shares and ADRs.

The following table indicates the total aggregate number of RELX PLC securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of the Company in office as of February 15, 2023:

	RELX PLC shares	RELX PLC £ ordinary shares subject to options	RELX PLC € ordinary shares subject to options	RELX PLC conditional share awards
Executive officers (other than Directors)	592,445	47,553	49,387	351,420

The options over RELX PLC pound sterling denominated ordinary shares included in the above table are exercisable at prices ranging from £9.245 to £16.568 per share between the 3rd anniversary of their respective grant date and 2027 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX PLC Euro denominated ordinary shares included in the above table are exercisable at prices ranging from €10.286 to €16.7225 per share between the 3rd anniversary of their respective grant date and 2027. The RELX PLC conditional share awards included in the above table will vest between 2023 and 2025.

In 2022, we granted a total of 102,973 conditional share awards to the executive officers under the LTIP (which is described above under "Executive Equity-Based Plans").

BOARD PRACTICES

The Board currently consists of two Executive Directors and eight Non-Executive Directors. Persons nominated by the Nominations Committee will be required to be approved by the Board, prior to appointment to the Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

Notwithstanding the provisions outlined above in relation to the appointment to the Board, shareholders retain their rights under RELX PLC's articles of association to appoint Directors to the Board by ordinary resolution. Shareholders may also, by ordinary resolution, remove a Director from the Board.

The Board has also established the following Committees:

— Audit — currently comprising four independent Non-Executive Directors;

— Corporate Governance — currently comprising all Non-Executive Directors;

— Nominations — currently comprising four Non-Executive Directors including the Chair of the Board; and

— Remuneration — currently comprising four Non-Executive Directors including the Chair of the Board, which is responsible for determining the remuneration policy (subject to shareholders approval) and monitoring and deciding its implementation for the Executive Directors and the Chair, and approving the remuneration for senior executives below Board level.

For additional information regarding the Board membership positions and executive officer positions within the Group, see "Directors" on page 29 and "Senior Management" on page 29. Details of the membership of the Audit Committee of and details of the membership of the Remuneration Committee are given under "Directors" on page 29.

Under the articles of association of RELX PLC, one-third of the Directors shall retire from office and, if they wish, make themselves available for re-election by shareholders at the Annual General Meeting. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors normally retire and, unless they are standing down, will offer themselves for re-election/election at each Annual General Meeting.

The main roles and responsibilities of the Remuneration Committee are set out in written terms of reference and include:

(i) to determine the remuneration policy and monitor and decide its implementation, subject to and in accordance with applicable law, for the executive directors and senior management of RELX PLC;
(ii) to review the ongoing appropriateness and relevance of the remuneration policy and in particular the performance-related elements and their compatibility with risk policies and systems;
(iii) to review and recommend amendments to the rules of all share based incentive plans and, where appropriate, to formulate suitable performance conditions for share based awards and options;
(iv) to have due regard in the performance of its duties to any published corporate governance guidelines, codes or recommendations regarding the remuneration of directors of listed companies and formation and operation of share schemes which the Committee considers relevant or appropriate including but not limited to the UK Corporate Governance Code;
(v) to assist in maintaining an open and ongoing dialogue with institutional investors on major remuneration policy issues; and
(vi) to review workforce remuneration and related policies, and the alignment of incentives and rewards with culture, and take these into account when setting the remuneration policy for executive directors.

The Remuneration Committee Chair reports formally to the Board on its proceedings after each meeting on all matters within its duties and responsibilities and the Committee has due regard that prevailing requirements and best practice regarding disclosure of all information are met and produces an annual report of RELX's remuneration policy and practices which forms part of RELX's Annual Report and Financial Statements.

The terms of reference for the Remuneration Committee are reviewed annually and a copy is published on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements under the heading 'Personnel' on page 172 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

The Board of RELX PLC is fully committed to the concept of employee involvement and participation, and encourages each of its business areas to formulate its own tailor-made approach with the co-operation of employees. We are an equal opportunity employer, and recruit and promote employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. RELX has adopted a code of ethics and business conduct applicable to all employees within the Group.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As at February 23, 2023, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights[1] of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

Identity of Person or Group[2]	Number of Shares	% of Class
BlackRock, Inc	186,631,180	9.67
Invesco Limited	52,329,893	4.99

(1) Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued ordinary share capital are required to notify RELX PLC, and the UK Financial Conduct Authority of their interest. Shares held in treasury, which do not carry voting rights, are disclosed in "Item 10: Additional Information".

(2) Under the UK Large and Medium-sized Companies and Groups (Financial Statements and Reports) Regulations 2008, RELX PLC is required to disclose information it is aware of regarding the identity of each person with a significant direct or indirect holding of securities in RELX PLC as at the financial year end.

As far as RELX PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

There were no material or unusual transactions between RELX and any of the entities listed above.

At December 31, 2022, there were 75 ordinary shareholders with a registered address in the United States, holding 70,666,096 ordinary shares of RELX PLC, representing 3.65% of the total number of ordinary shares issued. This includes Citibank N.A., depositary for RELX PLC's ADR programme, which held 70,570,297 ordinary shares of RELX PLC, representing 3.64% of the total number of ordinary shares issued. At December 31, 2022, there were 81 registered ADR holders (holding together 21,496 ADRs), who all have a registered address in the United States, representing less than 0.0001% of the total number of ordinary shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC, are set out in note 25 to the consolidated financial statements under the heading 'Related party transactions' on page 199 of the RELX Annual Report and Financial Statements 2022 and is incorporated herein by reference to Exhibit 15.2.

Further details of remuneration of key management personnel are set out in "Item 6: Directors, Senior Management and Employees".

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See “Item 18: Financial Statements”, incorporated herein by reference.

DIVIDEND POLICY

The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share while targeting dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times.

LEGAL PROCEEDINGS

Various of RELX PLC’s subsidiaries operating in the United States have been the subject of legal proceedings and federal and state regulatory actions relating to data security incidents, pursuant to which unauthorised persons were alleged to have obtained personal information from our databases, or alleged non-compliance with privacy, data and consumer protection laws and regulations regarding the obtaining and disclosure by such subsidiaries of information without the consent of the individuals involved. The principal actions and investigations have been settled, with the substantial portion of cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The settlements generally require comprehensive data security programmes, submissions of regulatory reports and on-going monitoring by independent third parties to ensure our compliance with the terms of those settlements. While the costs of such on-going monitoring will be borne by us, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

Various of RELX PLC’s subsidiaries offer products that require that we meet certain obligations in connection with the disclosure of information. Certain of these laws further provide for statutory penalties and attorneys’ fees for non-compliance. In the normal course of its business, Risk deals with individual and class action lawsuits claiming violation of one or more of these statutes. Other than pending matters, to date, these cases have either been settled or successfully defended with a substantial portion of cash payments agreed to be paid by our insurance providers. These proceedings have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

We are party to various other legal proceedings arising in the ordinary course of our business, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

The RELX PLC ordinary shares are listed on the London Stock Exchange, Euronext Amsterdam and the New York Stock Exchange. The London Stock Exchange is the principal trading market for RELX PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs") issued by Citibank N.A., as depositary. Each ADS represents one RELX PLC ordinary share. The tickers for each of RELX PLC's listings are detailed below:

— London Stock Exchange — 'REL'

— Euronext Amsterdam — 'REN'

— New York Stock Exchange — 'RELX'

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

A copy of RELX PLC's current Articles of Association (the "Articles") is filed as Exhibit 1.1 to this Annual Report on Form 20-F.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company's Objects

RELX PLC's objects are unrestricted.

Share Capital

As at December 31, 2022 the Company's issued ordinary share capital comprised 1,934.9 million shares of 14 51/116p and the number of shares held in treasury totaled 25.4 million. Of these, 5.6 million ordinary shares were held by the Employee Benefit Trust and 19.8 million ordinary shares were held in treasury by RELX PLC. During 2022, RELX PLC bought back a total of 21.7 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 21, 2022, and the previous authority given by shareholders at the Annual General Meeting held on April 22, 2021. On April 21, 2022, RELX PLC cancelled 20 million ordinary shares held in treasury and on December 8, 2022, RELX PLC cancelled 32 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at, December 31, 2022. All share capital is fully paid up.

RELX PLC by ordinary resolution and subject to the UK Companies Act 2006 (as amended) (the "Companies Act") may:

1. Allot shares up to a limit of 1/3 of the issued share capital, a further 1/3 of the issued share capital may be allotted but only in connection with a fully pre-emptive rights issue;

2. Sub-divide all or part of the share capital into shares of a smaller nominal value than the existing shares; and

3. Consolidate and divide all or part of the share capital into shares of a larger nominal value than the existing shares.

All shares created by an increase of RELX PLC's share capital by consolidation, division or sub-division shall be subject to all the provisions of the Articles.

RELX PLC by special resolution and subject to the Companies Act may:

1. Disapply shareholders pre-emption rights on new issue shares up to a limit of 5% of the issued share capital, and disapply pre-emption rights on new issue shares up to a further 5% of the issued share capital in connection with an acquisition or specified capital investment subject to certain conditions;

2. Buy back its own shares up to a limit of 10% of the issued share capital; and

3. Reduce its share capital.

Transfer of ordinary shares

A certificated shareholding may be transferred in the usual form or in any other form approved by the Board. The Board in its discretion may refuse to register the transfer of a certificated share which is not fully paid and may also refuse to register the transfer of a certificated share unless the instrument of transfer:

1. is stamped or certified and lodged, at the registered office or other place that the Board decides, accompanied by the relevant share certificate and any other evidence that the Board may reasonably require to prove a legitimate right to transfer;

2. is in respect of only one class of shares; and

3. is in favour of not more than four transferees.

Where the Board refuses to register a transfer of certificated shares, it must notify the transferee of the refusal within two months after the date on which the instrument of transfer was lodged with RELX PLC.

For those members holding uncertificated shares, such transfers must be conducted using a relevant system as defined in the UK Uncertificated Securities Regulations 2001.

Untraced shareholders

RELX PLC is entitled to sell any of its ordinary shares if:

1. during the period of 12 years prior to the publication of any advertisement stating the intent to sell, at least three dividends have become payable on the shares which have remained uncashed; and

2. during the period of three months following the publication of any advertisement stating the intent to sell, RELX PLC has received no indication of the location, or existence of the member, or the person entitled to the shares by way of transmission.

Dividend Rights

Subject to the provisions of the Companies Act, the shareholders may by ordinary resolution declare a dividend no larger than the amount recommended by the Board requiring a simple majority of the votes cast. Interim dividends may also be payable if the Board deems that there is sufficient profit available for distribution. Except as otherwise provided by the rights attached to the shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is declared. No dividend payable in respect of a share shall bear interest against RELX PLC, unless otherwise provided by the rights attached to the share.

Dividends may only be paid if RELX PLC has profits available for distribution. "Profits available for distribution" is defined in the Companies Act as "accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made." RELX PLC is not permitted to pay dividends out of share capital, which includes share premium. Profits available for distribution are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared. RELX PLC will not be permitted to make a distribution if, at the time the proposed dividend is to be made, the amount of its net assets is less than the aggregate of its called-up share capital and undistributable reserves, or if the proposed dividend will reduce the net assets below such amount.

Dividends may be paid in cash, or (subject to shareholder approval and to the procedure set out in the Articles) by way of a distribution of assets, including, without limitation, paid up shares or debentures of another body corporate or further issuance of fully paid-up RELX PLC Shares.

Unclaimed dividends

Any dividend which remains unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to be owed by RELX PLC to the shareholder. RELX PLC may stop issuing dividend cheques or warrants:

1. Where on at least two consecutive occasions dividend cheques/warrants are left uncashed or returned undelivered; or

2. Where after one such occasion reasonable enquiries have failed to establish an updated address.

If the member goes on to claim a dividend or warrant, RELX PLC must recommence issuing dividend cheques and warrants.

Distribution of assets on winding up

In the event of RELX PLC being wound up, on the authority of a special resolution of RELX PLC and subject to the UK Insolvency Act 1986 (as amended) the liquidator may:

1. Divide among the members the whole or any part of the assets of RELX PLC.

2. Value any assets and determine how the division should be made between the members or different classes of members.

3. Place the whole or any part of the assets in trust for the benefit of the members and determine the scope and terms of these trusts.

A member cannot be compelled to accept an asset with an inherent liability.

Variation of rights

Subject to the Companies Act, where the capital of RELX PLC is divided into different classes of shares, the unique rights attached to the respective classes may be varied or cancelled:

1. With the written consent of the holders of 75% in nominal value of the issued shares of the class (excluding any treasury shares held in that class); or

2. By authority of a special resolution passed at a separate general meeting of the holders of the shares of the class.

General meetings of shareholders

Under the RELX PLC Articles, a resolution put to the vote of a general meeting will be decided on a show of hands unless a vote by poll is duly demanded.

Subject to the Companies Act, RELX PLC must hold a general meeting as its annual general meeting within six months from January 1 every year. The Board may convene a general meeting when necessary and must do so promptly upon requisition by the shareholders. The notice period for annual general meetings is 21 clear days and 14 clear days for other general meetings. Subject to the Companies Act and the Articles, the notice shall be sent to every member at their registered address. If, on two consecutive occasions notices are sent to a member's registered address and have been returned undelivered the member shall not be entitled to receive any subsequent notice.

Voting rights

On a vote on a resolution by way of a show of hands, every shareholder or duly appointed proxy who is present at the general meeting in person has one vote. On a vote on a resolution by way of a poll every shareholder present in person or by proxy has one vote for every RELX PLC Share of which he, she or it is the holder.

In the case of joint holders of a RELX PLC Share, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders are listed in the register of shareholders.

Subject to the provisions of the Companies Act, a poll may be demanded by: (i) the chair of the meeting; (ii) at least five shareholders present in person or by proxy having the right to vote on the resolution (except on the election of the chair of the meeting or on a question of adjournment); (iii) any shareholder or shareholders present in person or by proxy representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attached to any RELX PLC Shares held as treasury shares); or (iv) any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all shares conferring that right (excluding any shares conferring a right to vote on the resolution which are held as treasury shares).

No member is entitled to vote on a partly paid share. The Board also has the discretion to prevent a member from voting in person or by proxy if they are in default of a duly served notice under section 793 of the Companies Act, concerning a request for information about interest in RELX PLC's shares.

Directors' Interests

Subject to the provisions of the Companies Act, where a Director declares an interest to the Board, the Board may authorise the matter proposed to it which would otherwise constitute a conflict of interest and place a Director in breach of their statutory duty. Such authorisation is effective where the Director in question is not included in the quorum for the meeting and the matter was agreed without their vote, or would have been agreed to had their vote not been counted. A Director's duty to declare an interest does not apply in the circumstances provided for by section 177(5) and 177(6) of the Companies Act. A Director:

1. May be a party to, or otherwise interested in, any transaction or arrangement with RELX PLC or in which RELX PLC is directly or otherwise interested;

2. May act solely or with his firm in a professional capacity (not as auditor) for RELX PLC and shall be entitled to remuneration for his professional services, notwithstanding his position as Director; and

3. May be interested in a body corporate in which RELX PLC is directly or indirectly interested or where the relationship between the Director and the body corporate is at the request or direction of RELX PLC.

A Director with a declared interest that has been authorised by the Board, is not accountable to RELX PLC or its shareholders for any benefits received.

Directors' Remuneration

The remuneration of any Executive Director shall be determined by the Board in accordance with RELX PLC's Remuneration Policy and may include (without limitation) admission to or continuance of membership of any scheme (including share acquisition schemes), life assurance, pension provision or other such benefits payable to the Director on or after retirement, or to his dependants on or after death.

For Directors who do not hold an executive position in RELX PLC, their ordinary remuneration shall not exceed in aggregate £500,000 per annum or such higher amount as RELX PLC may determine by ordinary resolution from time to time (and on June 27, 2018, an ordinary resolution was passed to increase such amount to £2,000,000 per annum). Each Director shall be paid a fee for their services which is deemed to accrue from day to day at such rate as determined by the Board.

The Directors may grant extra remuneration to any Director who does not hold executive office but sits on any committee of the Board, or performs any other special services at the request of RELX PLC. This extra remuneration may be paid in addition to, or in substitution for the ordinary remuneration.

Directors' appointment/retirement/removal

The Board may appoint a person willing to act as Director, either to fill a vacancy or as an additional Director, provided the upper limit set by the Articles is not exceeded. RELX PLC may by ordinary resolution remove any Director from office, no special notice need be given and no Director proposed for removal under the Articles has a right of protest against such removal. Directors are not required to hold any shares by way of qualification. Directors are not subject to an age limit requirement for retirement.

Borrowing powers

Subject to the Companies Act, the Board may exercise all the powers of RELX PLC to borrow money, guarantee, indemnify, mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of RELX PLC or of any third party. Without the authority of an ordinary resolution the directors are prohibited from borrowing in excess of an amount equal to the higher of (i) £12,000,000,000 and (ii) two and a half times the adjusted total of capital and reserves.

Indemnity

Subject to the Companies Act, without bar to any other existing indemnity entitlements, RELX PLC may use its assets to indemnify a Director against liability incurred through negligence, default, breach of duty or breach of trust in relation to RELX PLC's affairs.

Redemption provision

Subject to the provisions of the Companies Act, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of RELX PLC or the holder. The board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted.

Capital call provision

Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to RELX PLC the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him notwithstanding any subsequent transfer of the shares in respect of which the call was made. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. The interest shall be paid at the rate fixed by the terms of allotment of the relevant share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding 15% per annum or, if higher, the appropriate rate (as defined in the Companies Act), as may be determined by the board. The board shall be at liberty to waive payment of such interest wholly or in part in respect of any individual member.

EXCHANGE CONTROLS

Other than certain economic sanctions which may be in effect from time to time, there is currently no UK legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of RELX PLC ordinary shares who are non-residents of the United Kingdom.

There are no limitations relating only to non-residents of the United Kingdom under UK law (subject to the effect of certain economic sanctions which may be in effect from time to time) or RELX PLC's Articles on the right to be a holder of, and to vote, RELX PLC ordinary shares.

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK and US federal income tax considerations relevant to the purchase, ownership and disposal of RELX PLC ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks and other financial institutions, dealers or traders in securities or currencies, insurance companies, real estate investment trusts, regulated investment companies, traders in securities that elect to mark-to-market, tax-exempt entities, persons liable for alternative minimum tax, pass-through entities for US federal income tax purposes (including entities treated as partnerships or S-corporations for such purposes) holders which own (actually or constructively) 10% or more of RELX PLC shares (as measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, or persons that are resident or domiciled in the United Kingdom (or who have ceased to be resident in the United Kingdom or became treated as resident outside the United Kingdom for the purpose of a double tax treaty within the past five years of assessment). The summary also does not discuss the US federal alternative minimum tax, US estate and gift tax laws or the tax laws of particular states or localities in the United States.

This summary does not consider your particular circumstances. It is not a substitute for tax advice. **We urge you to consult your own independent tax advisors about the income, capital gains and/or transfer tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.**

As used in this discussion, "US holder" means a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes: (i) an individual US citizen or resident, (ii) a corporation (or any other entity treated as a corporation for US federal income tax purposes) created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust (a) that is subject to the control of one or more US persons and the primary supervision of a US court or (b) that has a valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

UK Taxation

Dividends

Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the RELX PLC ordinary shares or ADSs. Dividends payable on the ADSs or RELX PLC ordinary shares should not be chargeable to UK tax in the hands of a non-UK resident unless such person (i) is a company carrying on a trade in the United Kingdom through a UK permanent establishment, or (ii) carries on a trade (or profession or vocation) in the United Kingdom and the dividends are a receipt of that trade.

Capital Gains

Non-UK resident shareholders may be liable for UK taxation on capital gains realised on the disposal of their RELX PLC ordinary shares or ADSs if at the time of the disposal the shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes a provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of RELX PLC ordinary shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money's worth; or (iii) the value of the ordinary shares in any other case. Following certain EU litigation, HMRC accepted that they would no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system (or a transfer of shares into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge was not compatible with EU law. Following the UK's departure from the EU, such pre-existing EU law rights, recognised in litigation, were preserved as a domestic law matter following the end of the implementation period on December 31,

2020 pursuant to provisions of the UK European Union (Withdrawal) Act 2018. In addition, however, on September 22, 2022 the UK government introduced to the House of Commons the Retained EU Law (Revocation and Reform) Bill which, if enacted without relevant amendment, would have the effect that such pre-existing EU law rights, recognised in litigation, would by default (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in domestic law) cease to be recognised after December 31, 2023; and in that eventuality, such pre-existing EU law rights would cease to restrict the application of the rules providing for the 1.5%. SDRT or stamp duty charge. **In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5% stamp duty or stamp duty reserve tax charge in any circumstance.**

No UK stamp duty should be payable on the transfer of RELX PLC ADSs, provided that no instrument of transfer is entered into (which should not be necessary). An agreement to transfer RELX PLC ADSs should not give rise to a liability to SDRT.

A transfer of RELX PLC ordinary shares by the depositary to an ADS holder where there is no transfer of beneficial ownership will not be chargeable to UK stamp duty or SDRT.

Purchases of RELX PLC ordinary shares, as opposed to ADSs, will generally give rise to UK stamp duty or SDRT at the time of transfer or agreement to transfer, normally at the rate of 0.5% of the amount payable for the ordinary shares. SDRT and UK stamp duty are usually paid by the purchaser. If the ordinary shares are later transferred to the depositary, additional UK stamp duty or SDRT may be payable as described above.

Inheritance tax

Subject to certain provisions relating to trusts and settlements, RELX PLC ordinary shares or ADSs held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes and is not a UK national as defined in the Convention will not generally be subject to UK inheritance tax on the individual's death (whether held on the date of death or gifted during the individual's lifetime, and provided any applicable US federal gift or estate tax liability is paid), except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services.

US Federal Income Taxation

Holders of the ADSs generally will be treated for US federal income tax purposes as owners of the ordinary shares represented by the ADSs. Accordingly, deposits of ordinary shares for ADSs and withdrawals of shares for ADSs will not be subject to US federal income tax.

Dividends

Dividends on RELX PLC ordinary shares or ADSs will generally be included in your gross income as ordinary dividend income from foreign sources. The dollar amount recognised on receiving a dividend in pounds sterling will be based on the exchange rate in effect on the date the depositary receives the dividend, or in the case of ordinary shares on the date you receive the dividend, as the case may be, whether or not the payment is converted into US dollars at that time. Any gain or loss recognised on a subsequent disposition or conversion of pounds sterling for a different US dollar amount generally will be US source ordinary income or loss. Dividends received will not be eligible for the dividends received deduction available to US corporations. Dividends received will generally be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

With respect to certain non-corporate US holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has an income tax treaty in force that meets these requirements, and RELX PLC believes it is eligible for the benefits of this income tax treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or other requirements will not be eligible for the reduced rates of taxation. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Subject to certain conditions and limitations, foreign withholding taxes on dividends withheld at the appropriate rate may be treated as foreign taxes eligible for credit or deduction against your US federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on the dividends on the ordinary shares or ADSs. Individuals that treat a dividend as qualified dividend income may take into account for foreign tax credit limitation purposes only the portion of the dividend effectively taxed at the highest applicable marginal rate. The rules governing the foreign tax credit are complex. US holders should consult their own tax advisors regarding the availability of the foreign tax credit or deduction under their particular circumstances.

Dispositions

You generally will recognise a gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realised upon the sale or other disposition and your adjusted basis in the ordinary shares or ADSs. The gain or loss generally will be capital gain or loss. It will be long term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of sale or other disposition. Long term capital gains of individuals are eligible for reduced rates of taxation. Deductions for capital losses are subject to limitations. Any gain or loss you recognise generally will be treated as income from US sources for foreign tax credit limitation purposes. Gains recognised will generally be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling at the spot rate on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, if the ordinary shares or ADSs are traded on an established securities market, the settlement date for the sale or other disposition). Any gain or loss realised by a US holder between the sale date and the settlement date or on a subsequent disposition or conversion of pounds sterling into different US dollar amount generally will be US source ordinary income or loss. US holders will generally have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar value of the pound sterling or euro received at the spot rate on the settlement date. Gains recognised will generally be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

Information Reporting and Backup Withholding Tax

Dividends from ordinary shares or ADSs and proceeds from the sale or other disposition of the ordinary shares or ADSs may be reported to the Internal Revenue Service ("IRS") unless the shareholder is a corporation or other exempt recipient. A backup withholding tax may apply to such reportable payments unless the shareholder (i) provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules or (ii) otherwise establishes a basis for exemption. The amount withheld under the backup withholding rules may be allowed as a credit against the holder's US federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

Certain US holders are required to report to the IRS information about their investment in ordinary shares or ADSs not held through an account with a domestic financial institution. Investors who fail to report required information could become subject to substantial penalties. US holders should consult with their own tax advisors about the effect of this legislation and any other reporting obligations arising from their investment in the ordinary shares or ADSs.

DOCUMENTS ON DISPLAY

The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. This Annual Report on Form 20-F and other information filed or furnished by us with or to the SEC may be accessed through this website.

Our internet address is www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our primary market risks are to changes in interest rates and exchange rates as well as liquidity and credit risk.

Net finance costs are exposed to interest rate fluctuations on debt, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate debt whereas downward fluctuations in interest rates decrease the interest earned on floating rate cash and cash equivalents. Interest expense payable on fixed rate debt is protected against upward movement in interest rates but does not benefit from downward shifts. Our companies engage in foreign currency denominated transactions and are therefore subject to exchange rate risk on such transactions. Net finance costs are also exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations) which are not part of a designated hedging relationship under IFRS 9 — 'Financial Instruments', and to ineffectiveness that may arise on designated hedging relationships. Our management of this interest rate risk and foreign exchange rate risk is described below.

We manage a portfolio of long-term debt, short-term debt and committed bank facilities to support our capital structure and are exposed to the risk that relevant markets are closed and debt cannot be refinanced on a timely basis. In addition, the credit spread at which we borrow is exposed to changes in market liquidity and investor demand. We manage this risk by maintaining a range of borrowing facilities and debt programmes with a maturity profile to limit refinancing risk.

We have a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, we have a credit risk from the potential non-performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are managed by monitoring the credit quality of counterparties and restricting the amounts outstanding with each of them. We are also exposed to changes in the market value of our venture capital investments.

Our management of the above market risks is described in further detail in note 17 to the consolidated financial statements under the heading 'Financial Instruments' on pages 189 to 194 and in note 21 under the heading 'Debt' on pages 195 to 196 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

Management of Interest Rate Risk and Foreign Exchange Rate Risk

We seek to manage our risk to movements in interest and exchange rates by means of derivative financial instruments, including interest rate swaps and forward foreign exchange contracts. We only enter into derivative financial instruments to hedge (or reduce) the underlying risks described above.

We enter into interest rate swaps in order to achieve an appropriate balance between fixed and floating rate debt, cash and cash equivalents and to manage the risk associated with movements in interest rates. Interest rate swaps are used to hedge the effects of fluctuating interest rates on floating rate debt, cash and cash equivalents by allowing us to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or debt being hedged. They are also used to swap fixed rate long term debt to floating rate. Such swaps may be used to swap an entire fixed rate bond for floating rate for its full term or they may be used to swap a portion of the principal amount or a portion of the term of the borrowing to floating rate. Similarly, we use forward foreign exchange contracts to hedge the transactional exposure arising from exchange rate movements on our foreign currency revenue and operating costs.

Where net finance costs are exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations), we manage this risk by designating derivatives in a highly effective hedging relationship unless the potential change in their fair value is deemed to be insignificant.

Derivatives are used to manage the risk associated with interest rate and exchange rate movements and the Group does not enter into speculative derivatives. Derivatives used by the Group for hedging a particular risk are not specialised and are generally available from numerous sources.

Sensitivity Analysis

The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates and exchange rates. The range of changes represents our view of the changes that are reasonably possible over a one-year period.

The fair values of interest rate swaps and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2022. The fair value of long-term debt has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 17 to the consolidated financial statements under the heading 'Financial Instruments' on pages 189 to 194 of the RELX Annual Report and Financial Statements 2022 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2022 with all other variables held constant.

Financial Instrument	Fair Value December 31, 2021 (In millions)	Fair Value Change +100 basis points	-100 basis points	Fair Value December 31, 2022 (In millions)	Fair Value Change +100 basis points	-100 basis points
Short-term debt	£ (131)	£ —	£ —	£ (102)	£ —	£ —
Long-term debt (including current portion)	(6,346)	293	(318)	(6,476)	211	(226)
Interest rate swaps (swapping fixed rate to floating)	30	(78)	83	(216)	(84)	90
Interest rate swaps (swapping floating rate to fixed)	(2)	—	—	—	—	—

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2022, 58% of gross debt was at fixed rate. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £21 million and £25 million in 2021 and 2022, respectively, based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper debt at December 31, 2021 and December 31, 2022, respectively. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £21 million and £25 million in 2021 and 2022, respectively.

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2022 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2021 (In millions)	Fair Value Change +10%	-10%	Fair Value December 31, 2022 (In millions)	Fair Value Change +10%	-10%
Cash and cash equivalents	£ 113	£ 10	£ (10)	£ 334	£ 32	£ (32)
Short-term debt	(131)	(13)	13	(102)	(10)	10
Long-term debt (including current portion)	(6,346)	(629)	629	(6,476)	(644)	644
Lease receivables	2	—	—	5	—	—
Interest rate swaps (including cross currency interest rate swaps)	28	3	(3)	(216)	(22)	22
Forward foreign exchange contracts	41	(154)	154	(21)	(82)	82

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges for American Depositary Receipt (ADR) holders

Citibank N.A., as depositary for the RELX PLC ADR programme, collects its fees for delivery and surrender of American Depositary Shares (ADSs) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property (in certain circumstances volume discounts may be available)
	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and other payments made by the depositary to the Group

In consideration of acting as depositary, Citibank N.A. has agreed to make certain reimbursements and payments to us on an annual basis for expenses related to the administration and maintenance of the ADR programme including, but not limited to, New York Stock Exchange listing fees, investor relations expenses, or any other programme related expenses. The depositary has also agreed to pay the standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered ADR holders. It has also agreed with us to waive certain standard fees associated with promotional services, programme visibility campaigns and programme analytic reporting. In certain instances, the depositary has agreed to provide additional annual reimbursements and payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2022 to February 23, 2023, we received a reimbursement of $175,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

PART II

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC is required to comply with applicable US regulations, including the US Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), insofar as they apply to foreign private issuers. Accordingly, RELX PLC has established a Disclosure Committee comprising the company secretary of RELX PLC and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that the disclosure controls and procedures for RELX PLC are effective as of the end of the period covered by this Annual Report on Form 20-F.

Management's Annual Report on Internal Control over Financial Reporting

In accordance with Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act, as amended. The internal controls over financial reporting of RELX PLC are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the financial statements of RELX PLC would be prevented or detected.

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX PLC were effective as of December 31, 2022.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC as required by the Sarbanes-Oxley Act are submitted as exhibits to this Annual Report on Form 20-F (see "Item 19: Exhibits" on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2022 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2022. Their report in respect of RELX is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RELX PLC

Opinion on Internal Control over Financial Reporting

We have audited RELX PLC's (the 'Group's') internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as at December 31, 2021 and 2022, and the related consolidated income statement, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes of the Group and our report dated February 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
London, United Kingdom
February 15, 2023

Internal Control over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of RELX PLC, have reviewed whether or not during the period covered by this Annual Report on Form 20-F, there have been any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting of RELX PLC. Based on that review, the Chief Executive Officer and Chief Financial Officer of RELX PLC have concluded that there have been no such changes.

An outline of the internal control structure is set out below.

The Board of RELX PLC has adopted a schedule of matters which are required to be brought to it for decision. During 2022, the Board of RELX PLC exercised a supervisory role over the activities and systems of internal control of the Group.

The RELX PLC Audit Committee met on a regular basis to review the systems of internal control and risk management of the Group.

Audit Committee

RELX PLC has an Audit Committee which comprise only Non-Executive Directors, all of whom are independent. The Audit Committee, which meets regularly, was chaired by Suzanne Wood, the other members being June Felix, Charlotte Hogg and Andrew Sukawaty.

The main roles and responsibilities of the Audit Committee are set out in written terms of reference and include:

(i) to monitor the integrity of the financial statements, and any formal announcements relating to financial performance, reviewing significant financial reporting judgements contained in them;

(ii) to review the company's internal financial controls and the internal control and risk management systems;

(iii) to monitor and review the effectiveness of the internal audit function;

(iv) to make recommendations to the Board, for it to put to the shareholders for their approval in General Meeting, in relation to the appointment, reappointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v) to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and

(vi) to develop and recommend policy on the engagement of the external auditor to supply non audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm, and to monitor compliance.

The Audit Committee reports to the Board on its activities identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The Audit Committee has explicit authority to investigate any matters within its terms of reference and has access to all resources and information that it may require for this purpose. The Audit Committee is entitled to obtain legal and other independent professional advice and has the authority to approve all fees payable to such advisers.

The terms of reference for the Audit Committee are reviewed annually and a copy is published on our website, www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The members of RELX PLC's Audit Committee are identified in "Item 6: Directors, Senior Management and Employees". The members of the Board of Directors of RELX PLC have determined that the Audit Committee contains at least one financial expert within the meaning of the applicable rules and regulations of the SEC. The Audit Committee financial expert is Suzanne Wood. Suzanne Wood is considered independent.

ITEM 16B: CODES OF ETHICS

The Group has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees of the Group, as well as a separate code of ethics (Code of Ethics for Senior Financial Officers) that also applies to RELX PLC's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the "Senior Financial Officers"). Both of these codes of ethics are available under "Code of Ethics" of the Investor centre page at www.relx.com. The information on our website is not incorporated by reference into this Annual Report on Form 20-F. If the Code for Senior Financial Officers is amended or a provision waived, we intend to satisfy any disclosure obligations by posting information on the internet website set forth above within five business days of such amendment or waiver. In June 2021, we amended the Code for Senior Financial Officers to address the speed of violation reporting, required cooperation with investigations of violations, the individuals and activities covered by the Code's conflict of interest and undue influence provisions and necessary procedures to obtain waivers under the Code.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading 'Auditor's remuneration' on page 172 of the RELX Annual Report and Financial Statements 2022 and incorporated herein by reference to Exhibit 15.2.

The Audit Committee of RELX PLC has adopted policies and procedures for the pre-approval of audit and non-audit services provided by the auditors. These policies and procedures are summarised below.

The terms of engagement and scope of the annual audit of the financial statements are agreed by the Audit Committee in advance of the engagement of the auditors in respect of the annual audit. The audit fees are approved by the Audit Committee.

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Chair of the Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committee. All of the audit and non-audit services carried out in the year ended December 31, 2022 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2022, the Group repurchased a total of 21.7 million shares for total consideration of £500 million ($620 million) to be held in treasury.

During 2021 and 2022, the Employee Benefit Trust purchased 61,040 and 2.2 million RELX PLC shares, respectively, in order to satisfy awards under our equity-based plans as described in "Item 6: Directors, Senior Management and Employees — Share Ownership".

	Number of ordinary shares	Average price paid per share	Total shares repurchased under publicly announced programmes	Approximate maximum value of shares that may yet be purchased under the programmes
January 2022	—	—	—	£ —
February 2022[1][2]	3,771,804	2,177p	1,591,531	£464 million
March 2022[2]	3,259,811	2,273p	3,259,811	£390 million
April 2022[2]	3,632,126	2,421p	3,632,126	£302 million
May 2022[2]	2,459,420	2,313p	2,459,420	£245 million
June 2022[2]	2,085,544	2,166p	2,085,544	£200 million
July 2022[2]	2,327,496	2,296p	2,327,496	£147 million
August 2022[2]	1,549,926	2,400p	1,549,926	£109 million
September 2022[2]	1,622,443	2,245p	1,622,443	£ 73 million
October 2022[2]	1,523,753	2,313p	1,523,753	£ 39 million
November 2022[2]	1,356,853	2,349p	1,356,853	£ 7 million
December 2022[1][2][3]	303,488	2,292p	303,485	£150 million
	23,892,664		21,712,388	

(1) Includes shares purchased to satisfy awards under our equity-based plans as described in "Item 6: Directors, Senior Management and Employees — Share Ownership".

(2) Includes amounts purchased under the £500 million ($620 million) non-discretionary buyback programme announced February 10, 2022. This non-discretionary buyback programme was completed on December 7, 2022.

(3) On December 9, 2022 RELX announced a non-discretionary buyback programme to repurchase further ordinary shares up to the value of £150 million ($186 million) in total between January 3, 2023 and February 13, 2023. A further 6.3 million RELX PLC shares have been purchased as at February 15, 2023, under this programme.

On February 16, 2023 RELX PLC announced its intention to repurchase further ordinary shares up to the value of £650 million ($806 million) over the remainder of 2023.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on page 51 of "Item 15: Controls and Procedures".

Compliance with New York Stock Exchange Corporate Governance Rules

RELX PLC, as a company listed on the New York Stock Exchange (the "NYSE"), is subject to the listing requirements of the NYSE and the rules of the SEC. We also continually monitor our compliance with the provisions of the Sarbanes-Oxley Act that are applicable to foreign private issuers.

As a foreign private issuer, RELX PLC is only required to comply with certain of the NYSE corporate governance rules and is in compliance with all applicable rules. The NYSE's rules also require disclosure of any significant ways in which their corporate governance practices differ from those required of US companies under the NYSE listing standards.

We follow UK corporate governance practice, which does not differ significantly from the NYSE corporate governance standards for foreign private issuers. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by US companies under the NYSE corporate governance listing standards.

The NYSE listing standards provide that US companies must have a nominating/corporate governance committee composed entirely of independent directors and with a written charter that addresses the committee's purpose and responsibilities which, at a minimum, must be to identify individuals qualified to become board members, develop and recommend to the Board a set of corporate governance principles and to oversee the evaluation of the board and management.

RELX PLC has a Nominations Committee and a Corporate Governance Committee. The written terms of reference adopted by the RELX PLC Board for these committees specify purposes and responsibilities that correspond to those of a US company's nominating/corporate governance committee under the NYSE's listing standards. The Nominations Committee and the Corporate Governance Committee are composed entirely of Non-Executive Directors.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Registrant has responded to "Item 18: Financial Statements" in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

The information set forth under the heading 'Consolidated Financial Statements' and 'Notes to the consolidated financial statements' on pages 162 to 204 of the RELX Annual Report and Financial Statements 2022 is incorporated herein by reference to Exhibit 15.2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of RELX PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of RELX PLC (the 'Group') as of December 31, 2021 and 2022, the related consolidated income statement, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Uncertain tax positions

Description of the Matter

As described in Note 9 to the consolidated financial statements, the Group is subject to tax in numerous jurisdictions. Its operational structure gives rise to potential tax exposures that require management to exercise judgement in determining the amount of tax that is payable. The Group reports cross-border transactions undertaken between subsidiaries on an arm's-length basis in tax returns in accordance with Organisation for Economic Co-operation and Development (OECD) guidelines. Transfer pricing relies on the exercise of judgement and it is reasonably possible for there to be a significant range of potential outcomes.

The Group is subject to tax authority audits in multiple jurisdictions at any point in time and has a number of open tax enquiries. As a result, the Group has recognised a number of provisions against uncertain tax positions, the valuation of which requires significant estimation uncertainty, as described in Note 9. These provisions totaled £239m as at December 31, 2022 (2021: £228m). We focused on this area due to the complexity in auditing, due to their subjectivity, the quantification of the provision and the judgement around the trigger for recognition or release impacting the provision and the effective tax rate.

How We Addressed the Matter in Our Audit

Our procedures included obtaining an understanding of the tax provisioning processes and evaluating the design of, as well as testing the operating effectiveness internal controls over the tax provisioning process. For example, we tested controls over management's review of the uncertain tax position provisions recorded, including the controls over the development of significant assumptions and judgments.

Our procedures on the uncertain tax positions were performed with support from professionals with specialized skills. Procedures included: (i) meeting with members of management responsible for tax to understand the Group's cross-border transactions, status of significant provisions, and any changes to management's judgements in the year; (ii) reading correspondence with tax authorities and external advisors and obtaining an understanding of all matters considered by management to inform our assessment of recorded estimates and evaluate the completeness of the provisions recorded; (iii) independently assessing management's significant assumptions and judgements to record or release provisions following tax audits, settlements and the expiry of timeframes with reference to other similar tax positions the Group has historically held and our knowledge of developments in the jurisdictions in which RELX maintain tax provisions; (iv) testing the underlying schedules for arithmetic accuracy, as well as with reference to applicable tax laws; and (v) evaluating the adequacy of tax disclosures.

/s/ Ernst & Young LLP
We have served as the Group's auditor since 2016.
London, United Kingdom
February 15, 2023

GLOSSARY OF TERMS

Terms used in this Annual Report on Form 20-F	US equivalent or brief description
Accruals	Accrued expenses
Adjusted earnings per share	Adjusted net profit attributable to shareholders divided by the total weighted average number of shares. This provides a measure of the Group's earnings per share that is comparable from year to year.
Adjusted net profit attributable to shareholders	Net profit attributable to RELX PLC shareholders before amortisation of acquired intangible assets, other deferred tax credits from intangible assets and items treated as exceptional, acquisition-related items, net interest on the net defined benefit obligation, disposals and other non-operating items, and in 2020, exceptional costs in the Exhibitions business. This provides a measure of the Group's profitability after tax attributable to shareholders.
Adjusted operating margin	Calculated as adjusted operating profit divided by revenue. This is a key financial measure used by management to evaluate performance and allocate resources
Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, acquisition-related items, and grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. In 2020, we also excluded exceptional costs in the Exhibitions business. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS 8 — 'Operating Segments'
Allotted	Issued
Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management.
Called-up share capital	Issued share capital
Capital and reserves	Shareholders' equity
Cash flow conversion	The proportion of adjusted operating profits converted into cash
Constant currency	Calculated using the previous financial year's full-year average and hedge exchange rates. This provides a measure of year on year growth excluding the impact of exchange rate movements.
EPS	Earnings per ordinary share
Invested capital	Net capital employed, adjusted, to add back accumulated amortisation and impairment of acquired intangible assets and goodwill, to remove non-operating investments and the gross up to goodwill in respect of deferred tax, and other items. This is used to calculate the return on invested capital.
Investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest receivable	Interest income
Net debt	Gross debt, plus related derivative financial instrument liabilities, less related derivative financial instrument assets, cash and cash equivalents and finance lease receivables. This provides a measure of the Group's level of indebtedness.
Net cash acquired	Cash less debt acquired with a business
Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses
Portfolio changes/effects	Changes in the portfolio relating to acquisitions, disposals and assets held for sale
Prepayments	Prepaid expenses
Profit	Income
Profit attributable	Net income

Share based remuneration	Stock-based compensation
Share premium	Premiums paid in excess of par value of ordinary shares
Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management that demonstrates the efficiency of the use of capital.
Revenue	Sales
Underlying growth	Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. This is a key financial measure as it provides an assessment of year-on-year growth excluding the impact of acquisitions, disposals, exhibition cycling and exchange rate movements.

ITEM 19: EXHIBITS

Exhibits filed as part of this Annual Report on Form 20-F, or incorporated by reference

1.1 Articles of Association of RELX PLC adopted pursuant to a special resolution dated April 25, 2019 (incorporated by reference from Exhibit 1.1 to the 2021 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 17, 2022)

2.1 Form of Amendment No. 2 to Amended and Restated Deposit Agreement, effective as of February 17, 2021, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6 (File No. 333-253031) filed with the SEC on February 12, 2021)

2.2 Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6 (File No. 333-253031) filed with the SEC on February 12, 2021)

2.3 Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)

2.4 Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act")

4.1 RELX Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 16, 2004)

4.2 RELX Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from Exhibit 4.9 on the 2006 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 22, 2007)

4.3 RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)

4.4 RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)

4.5 RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)

4.6 Service Agreement between RELX Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 12, 2013)

4.7 Letter between RELX Group plc and Erik Engstrom (dated December 3, 2013)

4.8 Letter between RELX Group plc and Erik Engstrom (dated April 7, 2022)

4.9 Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 10, 2015)

4.10 Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 10, 2015)

4.11 RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)

4.12 RELX Group plc Executive Share Option (incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)

4.13 RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-227636) filed with the SEC on October 1, 2018)

8.0 List of subsidiaries, associates, joint ventures and business units

12.1 Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC

12.2 Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC

13.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC

13.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC

15.1 Independent Registered Public Accounting Firm's Consent – Ernst & Young LLP

15.2* RELX Annual Report and Financial Statements 2022

15.3 2020 Remuneration Policy Report (incorporated by reference from Exhibit 15.4 to the 2020 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on February 18, 2021)

17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities
101.1	The following financial information for RELX formatted in Inline XBRL: (i) Consolidated Income Statement for the years ended December 31, 2020, 2021 and 2022; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2020, 2021 and 2022; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2020, 2021 and 2022; (iv) Consolidated Statement of Financial Position at December 31, 2021 and 2022; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2020, 2021 and 2022; and (vi) Notes to the Consolidated Financial Statements
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

The total amount of long-term debt securities of the Group authorised under any single instrument does not exceed 10% of the total assets of the Group. The Registrant hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Group or any of the businesses for which consolidated or unconsolidated financial statements are required to be filed.

The agreements and other documents filed as exhibits to this Annual Report on Form 20-F are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representation and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

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* Certain of the information included within Exhibit 15.2 is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, the RELX Annual Report and Financial Statements 2022 are not deemed to be filed as part of this Annual Report on Form 20-F.

SIGNATURES

  The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC
Registrant

By: /s/ E ENGSTROM

E Engstrom
Chief Executive Officer

By: /s/ N LUFF

N Luff
Chief Financial Officer

Dated: February 23, 2023

www.relx.com





